UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022

Commission file number 001- 41291

Meihua International Medical Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment of New CEO and New CFO

Effective December 1, 2022, Meihua International Medical Technologies Co., Ltd., a Cayman Islands company (“MHUA” or the “Company”), appointed Mr. Xin Wang to serve as the Company’s Chief Executive Officer (“CEO”) and a director and Mr. Lianzhang Zhao to serve as the Company’s Chief Financial Officer (“CFO”). Their appointments follow the November 30, 2022 conclusion of the Company’s employment contract with Mr. Yulin Wang, who had been serving as the Company’s CEO and interim CFO.

Prior to his appointment as CEO of MHUA, from 2021 until 2022, Mr. Xin Wang was CEO of the Jiangsu Yada Technology Group Co., Ltd., a People’s Republic of China (“PRC”) company that develops and distributes medical devices. In addition, Mr. Wang served as Vice General Manager of Shanghai New Asia (Group) Co., Ltd., a pharmaceutical company, where he led production management, market expansion, research and development of proprietary Chinese traditional medicines from 2020 to 2021. From 2018 to 2020, Mr. Wang held a key position at Panda Group, Inc., a franchise restaurant corporation based in California, where he was in charge of large commercial projects related to expanding its business operations and upgrading its brand strategy in the US market. In addition, Mr. Wang previously worked as a financial analyst at Morgan Stanley and an area manager at Citibank, N.A., thus providing him insight into global investment banking and US financial markets. Mr. Wang obtained his bachelor’s degree from the University of California Santa Barbara, where he double majored in Financial Mathematics & Statistics Analysis and Computer Science. He also obtained his master’s degree in Actuarial Science in 2012 from UC Santa Barbara.

In conjunction with his appointment as CEO of MHUA, Mr. Wang entered into a three year employment agreement with MHUA, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Prior to his appointment as CFO of MHUA, Mr. Lianzhang Zhao was Senior Partner at Yangzhou Hanrui Accounting Firm, a PRC accounting firm, from 2013 to 2022. Prior to that, from 2000 to 2013, Mr. Zhao served as the chief financial officer of Yangzhou Guolian Garment Factory Co., which is a Sino-US joint venture company in China. Mr. Zhao is a certified public accountant (CPA) in China, allowing him to draw on his diverse financial accounting experience across multiple international markets to support MHUA’s financial reporting matters. Mr. Zhao received his bachelor’s degree in Financial Accounting and Economic Management in 1990 from Yangzhou University.

In conjunction with his appointment as CFO of MHUA, Mr. Zhao entered into an employment agreement with MHUA, which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Appointment of New Independent Director

On November 30, 2022, Mr. Xu Han, a director serving on the board of directors (the “Board”) of Meihua International Medical Technologies Co., Ltd. (the “Company”), resigned from his position as a member of the Board due to personal reasons. Mr. Han served on the Company’s audit committee and compensation committee and was the chair of the nominating committee.

On December 1, 2022, the Company appointed Ms. Huijuan Zhao to serve as an independent member of our Board and to serve on our Board’s audit committee and compensation committee, and to serve as chair of our nominating committee. Ms. Huijuan Zhao served as a member of the management team at Ping’An Bank, where she oversaw services for high net wealth clients and risk control practices from 2019 to 2022. In her prior role as head of marketing and risk control operations at two Jiangsu-based privately owned businesses operating in the business and financial service sectors, positions she held from 2013 to 2019, Ms. Zhao helped build out market expansion and risk control protocols and playbook and played critical supervisory and coaching roles to the growth and expansion of both businesses. She holds a bachelor’s degree in Financial English from Suzhou University, which she received in 2012. Ms. Zhao, our independent director, and Mr. Zhao, our CFO, are not related.

Ms. Zhao qualifies as an independent director in accordance with Nasdaq Rule 5605(a)(2). Her appointment helps to bring the Company into compliance with Nasdaq’s diversity rules.

In conjunction with her appointment as a director, Ms. Zhao entered into a letter agreement with the Company outlining the terms of her service as a director. The letter agreement is attached hereto as Exhibit 10.3 and incorporated herein by reference.

Issuance of Press Release

On December 5, 2022, the Company issued a press release announcing the above appointments, which is attached hereto as Exhibit 99.1.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	December 5, 2022

Meihua International Medical Technologies Co., Ltd.

By:	/s/ Yongjun Liu
Name:	Yongjun Liu
Title:	Chairman

EXHIBIT INDEX

Exhibit No.	Description

10.1	Employment Agreement, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Xin Wang.
10.2	Employment Agreement, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Lianzhang Zhao.
10.3	Director Offer Letter, effective December 1, 2022, between Meihua International Medical Technologies Co., Ltd. and Huijuan Zhao.
99.1	Press Release dated December 5, 2022

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